UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the month of August 2007
Commission File No.: 000-52073
SXC HEALTH SOLUTIONS CORP.

(Translation of the registrant’s name into English)
2441 Warrenville Road, Suite 610
Lisle, IL 60532-3246
U.S.A.

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

FURNISHED HEREWITH

Exhibit	Description
99.1	Interim Financial Report for the Period Ending June 30, 2007
99.2	Management Discussion and Analysis for the Period Ending June 30, 2007
99.3	CEO Certification
99.4	CFO Certification
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYSTEMS XCELLENCE INC.
Date: August 8, 2007	/s/ Jeffrey Park
Jeffrey Park, Chief Financial Officer